
May 9, 2012

<u>Via E-mail</u>
Mr. Jay S. Benet
Vice Chairman and Chief Financial Officer
The Travelers Companies, Inc.
485 Lexington Avenue
New York, NY 10017

> **Re: The Travelers Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 16, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed April 19, 2012**
> **File No. 001-10898**

Dear Mr. Benet:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days or advise us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any information you provide in response to a comment, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2012</u>

<u>Notes to Consolidated Financial Statements</u>
<u>Note 11: Contingencies, commitments and Guarantees</u>
<u>Gain Contingencies, page 28</u>

1. Regarding the lawsuit against American Re-Insurance Company, you state that you accounted for the $251 million judgment in the reinsurance recoverable line item on the consolidated balance sheet and that you did not record interest awarded in the amount of $216 million because it is a gain contingency. Please address the following comments and reference for us the authoritative literature you rely upon to support your position:
    *   Please explain why you believe it is appropriate to record the $251 million judgment in reinsurance recoverable considering American Re-Insurance Company was granted permission to appeal the judgment.

- Tell us whether you believe you will collect the $251 million judgment and clarify whether any of your $345 million in allowance for uncollectible reinsurance recoverable as presented in Schedule V relates to this issue.
- Please explain why you believe that only the $216 million in interest is a gain contingency.
- Tell us if there are penalties included in the $216 million or what is included in this amount. In this regard, it appears that the interest accrued from the $169 million at the initial judgment date of October 25, 2010 through the Appellate Division affirmation date of January 24, 2012 is greater than your stated 9% rate.
- Confirm for us whether American Re-Insurance Company is appealing the entire judgment or a portion of the judgment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant